                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 FORM 11-K/A


/X/ Annual Report Pursuant to Section 15(d) of the
      Securities Exchange Act of 1934.


                                OR


/ / Transition Report Pursuant to Section 15(d) of the
      Securities Exchange Act of 1934.


        For the Fiscal Year ended                               Commission File
             December 31, 1994                                   Number 1-10015


             HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN
                              (Title of the plan)


                          HERITAGE MEDIA CORPORATION
         (Name of issuer of the securities held pursuant to the plan)


           13355 Noel Road, Suite 1500                        42-1299303
               Dallas, Texas 75240                          I.R.S. Employer
(Address of issuer's principal executive offices)        identification number)

                                    INDEX

                                                                     PAGES
                                                                     -----

Form 11-K cover page for the Heritage Media Corporation
Retirement Savings Plan..............................................Cover

Index................................................................  2

Signature............................................................  3

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of the Heritage Media Corporation Retirement Savings Plan for the time periods specified below are sub-mitted herewith together with the independent auditor's report thereon:

Independent Auditor's Report......................................... F-1

Statement of Net Assets Available for Plan Benefits at December 31,
1994, and 1993....................................................... F-2

Statements of Changes in Net Assets Available for Plan Benefits for the
years ended December 31, 1994 and December 31, 1993.................. F-3 to
                                                                      F-4

Notes to Financial Statements........................................ F-5 to
                                                                      F-10

Supplementary Schedules:

Schedule of assets held for investment purposes...................... F-11

Schedule of reportable transactions.................................. F-12

All other schedules are omitted since the required information is not present, or is not present in amounts sufficient to require submission of a schedule; or because the information required is included in the financial statements and notes thereto.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on their behalf by the undersigned thereto duly authorized.


                 HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN


DATE: June 28, 1995                     By:
                                           ________________________________
                                           James P. Lehr
                                           Vice President of Administration

                       HERITAGE MEDIA CORPORATION
                        RETIREMENT SAVINGS PLAN

           Financial Statements and Supplementary Information

                        December 31, 1994 and 1993

                (With Independent Auditors' Report Thereon)

                            INDEPENDENT AUDITORS' REPORT

Heritage Media Corporation
   Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of Heritage Media Corporation Retirement Savings Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Heritage Media Corporation Retirement Savings Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1994 was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 1994 and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dallas, Texas
May 11, 1995

            HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

           Statements of Net Assets Available for Plan Benefits

                      December 31, 1994 and 1993

                                                            1994          1993
                                                            ----          ----
Investments:
  At fair value:
    Large Capitalization Value Equity Investment Fund    $ 1,192,259      665,365
    Large Capitalization Growth Equity Investment Fund     2,186,696    1,945,876
    Small Capitalization Growth Equity Investment Fund     1,158,833      438,197
    Total Return Fund                                        721,487      897,630
    HMC Class A common stock                               8,341,489    6,049,056
    Participant loans                                        255,548      166,211
  At contract value:
    Investment contract with insurance company             2,770,538    1,653,805
                                                         -----------   ----------
      Total investments                                   16,626,850   11,816,140

  Contributions receivable from employer                     146,516      117,910

  Interest and dividends receivable                           39,406       24,715
                                                         -----------   ----------
      Total assets                                        16,812,772   11,958,765

  Excess employer contributions                             (154,233)          --
  Refunds payable                                            (88,295)     (88,704)
  Miscellaneous payables                                          --      (18,355)
                                                         -----------   ----------
      Net assets available for plan benefits             $16,570,244   11,851,706
                                                         ===========   ==========

See accompanying notes to financial statements.

             HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                   Statements of Changes in Net Assets
                      Available for Plan Benefits

                 Years ended December 31, 1994 and 1993


                                              Large        Large        Small
                                            Capitali-    Capitali-    Capitali-
                                             zation       zation       zation
                                              Value        Growth       Growth                   HMC
                                              Equity       Equity       Equity     Investment  Class A     Total
                                            Investment   Investment   Investment    Contract   Common     Return   Participant
                                   Total       Fund         Fund         Fund         Fund      Stock      Fund       Loans
                                   -----       ----         ----         ----         ----      -----      ----       -----
Year ended December 31, 1994:
  Contributions (note 2):
    Employees                  $ 2,604,159    425,993      538,800      343,844     571,603     544,512   179,407          -
    Employer                       783,747    151,539      127,195      119,671     163,350     165,504    56,488          -
                               -----------  ---------    ---------    ---------   ---------   ---------  --------    -------
                                 3,387,906    577,532      665,995      463,515     734,953     710,016   235,895          -
                               -----------  ---------    ---------    ---------   ---------   ---------  --------    -------
  Investment income:
    Interest and dividends         233,335     13,991       16,534       11,871     143,405           -    34,638     12,896
    Net appreciation
     (depreciation) in fair
     value of investments        2,100,717      9,989       13,150        9,440           -   2,144,425   (76,287)         -
                               -----------  ---------    ---------    ---------   ---------   ---------  --------    -------
         Net investment
          income                 2,334,052     23,980       29,684       21,311     143,405   2,144,425   (41,649)    12,896
                               -----------  ---------    ---------    ---------   ---------   ---------  --------    -------
  Transfers                              -   (224,301)    (115,274)     323,953     478,490    (230,614) (320,087)    87,833
  Withdrawals                   (1,003,420)   (92,635)    (205,075)     (37,890)   (217,528)   (346,621)  (92,279)   (11,392)
                               -----------  ---------    ---------    ---------   ---------   ---------  --------    -------
  Net increase in net assets
   available for plan benefits   4,718,538    284,576      375,330      770,889   1,139,320   2,277,206  (218,120)    89,337
  Net assets available for
   plan benefits at beginning
   of year                      11,851,706    781,198    1,912,059      402,364   1,631,521   6,060,496   897,857    166,211
                               -----------  ---------    ---------    ---------   ---------   ---------   -------    -------
     Net assets available
      for plan benefits
      at end of year           $16,570,244  1,065,774    2,287,389    1,173,253   2,770,841   8,337,702   679,737    255,548
                               ===========  =========    =========    =========   =========   =========  ========    =======
                                                                                                                  (Continued)

             HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                   Statements of Changes in Net Assets
                  Available for Plan Benefits, Continued

                                              Large        Large        Small
                                            Capitali-    Capitali-    Capitali-
                                             zation       zation        zation
                                              Value        Growth       Growth                   HMC
                                              Equity       Equity       Equity     Investment  Class A     Total
                                            Investment   Investment   Investment    Contract   Common     Return   Participant
                                   Total       Fund         Fund         Fund         Fund      Stock      Fund       Loans
                                   -----       ----         ----         ----         ----      -----      ----       -----



Year ended December 31, 1993:
  Contributions (note 2):
    Employees                  $ 2,230,446    214,957      696,035      137,347     597,799     406,448   177,860          -
    Employer                       875,250     86,695      247,713       54,141     207,892     214,432    64,377          -
                               -----------  ---------    ---------    ---------   ---------   ---------  --------    -------
                                 3,105,696    301,652      943,748      191,488     805,691     620,880   242,237          -
                               -----------  ---------    ---------    ---------   ---------   ---------  --------    -------
  Investment income:
    Interest and dividends         154,624      2,405        7,443        1,603     119,130           -    19,244      4,799
    Net appreciation
     (depreciation) in fair
     value of investments        3,529,942     22,157      107,219       42,846           -   3,359,108    (1,388)         -
                               -----------  ---------    ---------    ---------   ---------   ---------  --------    -------
       Net investment
        income                   3,684,566     24,562      114,662       44,449     119,130   3,359,108    17,856      4,799
                               -----------  ---------    ---------    ---------   ---------   ---------  --------    -------
  Transfers                              -    638,761     (330,958)     174,120    (437,360)   (656,719)  443,527    168,629
  Withdrawals                     (728,011)  (183,777)      (9,770)      (7,693)   (188,610)    (68,020) (262,924)    (7,217)
                               -----------  ---------    ---------    ---------   ---------   ---------  --------    -------
  Net increase in net assets
   available for plan benefits   6,062,251    781,198      717,682      402,364     298,851   3,255,249   440,696    166,211
  Net assets available for
   plan benefits at beginning
   of year                       5,789,455          -    1,194,377            -   1,332,670   2,805,247   457,161          -
                               -----------  ---------    ---------    ---------   ---------   ---------  --------    -------
     Net assets available
      for plan benefits
      at end of year          $11,851,706     781,198    1,912,059      402,364   1,631,521   6,060,496   897,857    166,211
                              ===========   =========    =========    =========   =========   =========  ========    =======

See accompanying notes to financial statements.

                 HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                            Notes to Financial Statements

                             December 31, 1994 and 1993

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  GENERAL

          The Heritage Media Corporation Retirement Savings Plan ("the Plan") is a defined contribution plan which is sponsored by Heritage
          Media Corporation and its subsidiaries ("the Company" or "HMC") and is subject to the provisions of the EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 ("ERISA").

          During 1993, the Plan was amended and restated effective January 1, 1993 (see note 2).

          Notes 2 through 6 provide general information regarding the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (b)  BASIS OF PRESENTATION

          The accompanying financial statements have been prepared on the accrual basis of accounting using current quoted market values for determining the fair value of investments. Purchases and sales of securities are recorded on a trade date basis.

          The Investment Contract Fund is stated at contract value which approximates cost and fair value. Contract value represents contributions made under the contract plus interest at the contract rate.

          The investment in participant loans is stated at the unpaid principal balance of the loans, which approximates fair value.

          Benefits are recorded when paid.

(2)  PLAN ADMINISTRATION AND CONTRIBUTIONS

     At December 31, 1994, the Trustee for the Plan was Shearson Barney Trust Company. The Trustee is responsible for maintaining appropriate records for the Plan and may invest the assets of the Plan at the direction of the Company.

     During 1993, the Plan was amended and restated, effective January 1, 1993. As a result, the Company, at its discretion, was permitted to contribute a matching amount of participants' eligible contributions, up to 6% of compensation, in any combination of cash or HMC Class
     A common stock. For the years ended December 31, 1994 and 1993, the Company made matching cash contributions equal to 50% of each participant's eligible contributions.


                                                                   (Continued)

               HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

(3)  ELIGIBILITY AND BENEFITS

     Employees commencing employment after January 1, 1990 whose employment is expected to be not less than 1,000 hours of service in any consecutive 12-month period become eligible for employer contributions on the first day of the first payroll period in the calendar quarter coincident with or immediately following the date six months after their employment date. Each individual who becomes an employee on or after January 1, 1990 through acquisition of such individual's employer and whose employment is expected to be not less than 1,000 hours in any consecutive twelve-month period shall become eligible to participate in the Plan on the first day of the first payroll period commencing on or after the individual becomes an employee. Once eligible, a participant may make voluntary contributions in any amount not less than .5% and not more than 15% of their compensation subject to deferral limitations imposed by the Internal Revenue Code ("the Code").

     Participants immediately vest in contributions made from a participant's compensation. Prior to the restatement of the Plan, participants vested in the Company's contributions 20% per year after completing three years of continuous service, or upon reaching the retirement age of 65. Effective January 1, 1993, the participants vest in the Company's contributions 25% per year after completing two years of continuous service, or upon reaching the retirement age of 65, or upon their death or disability. Company contributions for Plan years ending December 31, 1987 through 1992 which are subsequently forfeited by terminated employees are first used to reduce Plan administrative expenses, and any excess amounts are reallocated to the Plan's remaining participants based on the ratio of a participant's pay to gross payroll. Company matching contributions forfeited subsequent to January 1, 1993 are first used to reduce Plan administrative expenses, and any excess amounts are used to reduce any matching contributions of the Company. Benefits are paid, at the discretion of the participant, in either a lump-sum distribution or in monthly, quarterly or annual installments over a fixed period of time when a participant reaches the retirement age of 65 or terminates service with the Company.


(4)  INVESTMENT PROGRAMS

     Effective January 1, 1993, the Company's matching contributions to the Plan are invested in HMC Class A common stock and investment funds in proportion to the participants' contributions in connection with the matching provision of the Plan. Funds from previous companies' plans and rollovers from qualified plans are invested in the investment funds at the participants' direction. Provisions of the Plan allow participant contributions in 25% increments to be invested in any of the funds, including HMC Class A common stock.

     The investment programs of the Plan are as follows:

- - STOCK MUTUAL FUNDS - represents mutual funds which consist of such equity securities or other investments as are reasonably expected to provide increasing income and long-term appreciation of capital, including common stocks and securities convertible into common stocks, or common trust funds or pooled funds investing in such securities. Through July 12, 1993, the Janus Fund represented the only investment option in this category. Subsequent to July 12, 1993, investment options in this category include the Large Capitalization Growth Equity Investments Fund, the Large Capitalization Value Equity Investments Fund and the Small Capitalization Value Equity Investments Fund.


                                                                   (Continued)

               HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements


- - INVESTMENT CONTRACT FUND - In 1992, the Plan entered into a deposit contract with Connecticut General Life Insurance Company ("CIGNA"). CIGNA maintains the contributions in a pooled account. The account is credited with actual earnings on the underlying investments, principally investments in cash, notes, commercial paper, or bonds (including both those issued by corporations and by the United States government) and other securities and obligations of the United States government and agencies thereof, savings accounts and mutual funds having investment characteristics similar to any one or more of the foregoing, and is charged for plan withdrawals and administration expenses charged by CIGNA. The contract is included in the financial statements at the contract values as reported to the Plan by CIGNA.

- - HMC CLASS A COMMON STOCK FUND - consists solely and exclusively of HMC Class A Common Stock.

- - TOTAL RETURN FUND - consists of investments in cash, notes, commercial paper, bonds, savings accounts, and other short-term debt securities or mutual funds having investment characteristics similar to any one or more of the foregoing. Through July 12, 1993, these funds included the Fidelity Cash Reserves Fund and NationsBank Short-term Investment Fund. Subsequent to July 12, 1993, this fund included the Total Return Fund and the Smith Barney Reserve Deposit Fund.

  A detail of Plan investments at December 31, 1994 and 1993 follows:


                                            1994                      1993
                                 ----------------------      ------------------------
                                                 FAIR/                        FAIR/
                                  NUMBER OF     CONTRACT      NUMBER OF     CONTRACT
DESCRIPTION OF INVESTMENT        SHARES/UNITS     VALUE      SHARES/UNITS     VALUE
- -------------------------        ------------   --------     ------------    --------
Large Capitalization Value
 Equity Investments Fund            140,597    $1,192,259       72,243     $  665,365

Large Capitalization Growth
 Equity Investments Fund            224,738     2,186,696      198,965      1,945,876

Small Capitalization Growth
 Equity Investments Fund             84,217     1,158,833        35,830       438,197

Total Return Fund                    85,084       649,190        69,493       590,687

Smith Barney Reserve Deposit
 Fund                                72,297        72,297       306,943       306,943

CIGNA Guaranteed Deposit
 Contract                         2,770,538     2,770,538     1,653,805     1,653,805

Participant loans (interest
 rate of 7%)                             --       255,548            --       166,211

Heritage Media Corporation
 Class A Common Stock               310,381     8,341,489       304,355     6,049,056
                                              -----------                 -----------
                                              $16,626,850                 $11,816,140
                                              ===========                 ===========



                                                                   (Continued)

            HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                      Notes to Financial Statements

A detail of receivables and payables for each investment option at December 31, 1994 follows:

                           CONTRIBUTION
                            RECEIVABLE  INTEREST AND      EXCESS
                               FROM       DIVIDENDS      EMPLOYER    REFUNDS
                             EMPLOYER    RECEIVABLE   CONTRIBUTIONS  PAYABLE
                           ------------ ------------  -------------  -------
Large Capitalization Value
  Equity Investments Fund    $  8,326          --            --      (18,696)

Large Capitalization Growth
  Equity Investments Fund      11,532          --            --      (15,054)

Small Capitalization Growth
  Equity Investments Fund       8,593          --            --       (6,073)

Smith Barney Reserve
  Deposit Fund                111,365       4,189      (154,233)      (3,071)

CIGNA Guaranteed
  Deposit Contract              6,700      35,217            --      (41,614)

Heritage Media Corporation
  Class A Common Stock             --          --            --       (3,787)
                             --------      ------      --------      -------
                             $146,516      39,406      (154,233)     (88,295)
                             ========      ======      ========      =======


                                                            (Continued)

            HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                      Notes to Financial Statements


A detail of receivables and payables for each investment option at December 31, 1993 follows:

                           CONTRIBUTION
                            RECEIVABLE  INTEREST AND
                               FROM       DIVIDENDS     REFUNDS   MISCELLANEOUS
                             EMPLOYER    RECEIVABLE     PAYABLE      PAYABLE
                           ------------ ------------    -------   -------------
Large Capitalization Value
  Equity Investments Fund    $     --          --            --           --

Large Capitalization Growth
  Equity Investments Fund      65,665      17,537       (37,019)          --

Small Capitalization Growth
  Equity Investments Fund          --          --            --           --

Smith Barney Reserve
  Deposit Fund                  8,658       7,178        (6,207)      (9,402)

CIGNA Guaranteed
  Deposit Contract             21,812          --       (44,096)          --

Heritage Media Corporation
  Class A Common Stock         21,775          --        (1,382)      (8,953)
                             --------      ------       -------      -------
                             $117,910      24,715       (88,704)     (18,355)
                             ========      ======       =======      =======

(5)  PARTICIPANT LOANS

     Effective January 1, 1993, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance at a market rate of interest.
     Loans must be repaid in installments, at least quarterly, over a period not to exceed five years. Each loan is secured by 50% of the participant's vested balance. All such loans are considered a segregated investment by the Plan. Principal and interest payments made by a participant on a participant loan are held in an interest bearing segregated account on behalf of the participant until such time as the Trustee deems it appropriate to add the amount paid to the participant's account. Such payments are added to the participant's account using the participant's current investment elections.

(6)  PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


                                                            (Continued)

            HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

                      Notes to Financial Statements


     The Company may make contributions to the Plan as determined by its Board of Directors and may set the maximum permissible amount to be allocated to each participant's account based on annual salary. No participant contributions will be allocated to individual participant accounts unless such participants have completed a minimum of 1,000 hours of service during the Plan year, nor will amounts be allocated to participants who are not employed on the last day of the Plan year. Exceptions to this provision include death, disability and attainment of normal retirement age.

(7)  INCOME TAXES

     The Internal Revenue Service has determined and informed the Company by a letter dated June 30, 1994 that the Plan and related trust are designed in accordance with applicable sections of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(8)  PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

                                                                    SCHEDULE I

                 HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN

             Item 27a - Schedule of Assets Held for Investment Purposes

                                 December 31, 1994

                                          NUMBER OF                  CURRENT
  DESCRIPTION OF INVESTMENT              SHARES/UNITS     COST        VALUE
  -------------------------              ------------  ----------   ----------
Large Capitalization Value Equity
  Investments Fund                         140,597     $ 1,285,143   1,192,259

Large Capitalization
  Growth Investments Equity Fund           224,738       2,152,743   2,186,696

Small Capitalization Growth Equity
  Investments Fund                          84,217       1,032,799   1,158,833

Total Return Fund                           85,084         711,084     649,190

Smith Barney Reserve Deposit Fund           72,297          72,297      72,297

CIGNA Guaranteed Deposit Contract        2,770,538       2,770,538   2,770,538

Participant loans (interest rate of 7%)         --         255,548     255,548

Heritage Media Corporation
  Class A Common Stock                     310,381       4,456,377   8,341,489
                                                       -----------  ----------
                                                       $12,736,529  16,626,850
                                                       ===========  ==========

See accompanying independent auditors' report.

                                                                    Schedule II

                             HERITAGE MEDIA CORPORATION RETIREMENT SAVINGS PLAN
                               Item 27d - Schedule of Reportable Transactions
                                        Year ended December 31, 1994

                                                                                          Expenses            Fair value of
                                                                                          incurred            asset at date   Net
      Identity of                                      Number   Purchase  Selling Lease  with trans-   Cost   of acquisition  gain
     party involved        Description of transaction of shares   price    price  rental   actions  of assets or disposition (loss)
     --------------        -------------------------- ---------   -----    -----  ------   -------  --------- -------------- ------
CIGNA Guaranteed Deposit   Investment Contract Fund
 Contract                   share purchases
                            (aggregate
                            of 35 purchases)          1,510,253 $1,510,253       -     -         -  1,510,253    1,510,253         -

CIGNA Guaranteed Deposit   Investment Contract Fund
 Contract                   share sales (aggregate
                            of 57 sales)                393,520          - 393,520     -         -    393,520      393,520         -

Heritage Media Corporation Purchases of Heritage Media
                            Corporation Class A common
                            stock (aggregate of 33
                            purchases)                  33,383     699,481       -     -         -    699,481      699,481         -

Heritage Media Corporation Sales of Heritage Media
                            Corporation Class A common
                            stock (aggregate of
                            41 sales)                   21,571           - 450,697     -         -    292,264      450,697   158,433

Total Return Fund          Fund purchases (aggregate
                            of 26 purchases)            26,469     205,804       -     -         -    205,804      205,804         -

Total Return Fund          Fund sales (aggregate of
                            43 sales)                   14,484           - 111,781     -         -    122,194      111,781  (10,413)

Large Capitalization       Fund share purchases
 Growth Investments Fund    (aggregate of 18 purchases) 50,588     486,902       -     -         -    486,902      486,902         -

Large Capitalization       Fund share sales (aggregate
 Growth Investments Fund    of 53 sales)                44,930           - 433,862     -         -    429,639      433,862     4,223

Large Capitalization Value Fund share purchases
 Equity Investments Fund    (aggregate of 23 purchases) 58,389     522,309       -     -         -    522,309      522,309         -

Large Capitalization Value Fund share sales (aggregate
 Equity Investments Fund    47 sales)                   15,889           - 143,233     -         -    146,482      143,233   (3,249)


See accompanying independent auditors' report.

                        INDEPENDENT AUDITORS' CONSENT

Heritage Media Corporation
 Retirement Savings Plan:

We consent to incorporation by reference in the Registration Statement
(No. 33-32200) on Form S-8 of our report dated May 11, 1995, relating to the statements of net assets available for plan benefits of the Heritage Media Corporation Retirement Savings Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended and the related supplemental schedules as of and for the year ended December 31, 1994, which report appears in the December 31, 1994 annual report on Form 11-K of the Heritage Media Corporation Retirement Savings Plan filed by Heritage Media Corporation.


                                            KPMG Peat Marwick LLP

Dallas, Texas
June 29, 1995